POLICY CONCERNING RECOVERY

OF ERRONEOUSLY AWARDED COMPENSATION

CHICAGO RIVET & MACHINE CO.

I. POLICY BACKGROUND

This Policy Concerning Recovery of Erroneously Awarded Compensation (“Policy”) is adopted by the Chicago Rivet & Machine Co. (“CRMC”) Board of Directors (“Board”) to provide for the recovery, otherwise known as “clawback,” of erroneously awarded incentive-based compensation from Executive Officers (hereinafter defined) in accordance with the applicable rules of NYSE American LLC (the “NYSE American”) and Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 10D-1 thereunder. The listing standard under the NYSE American rules requires CRMC to adopt a policy that requires CRMC to reasonably promptly recover erroneously awarded Incentive-Based Compensation (hereinafter defined) from any current or former Executive Officer that was received during the three-year period (and any applicable transition period) preceding the date CRMC is required to prepare an accounting restatement due to CRMC’s material noncompliance with any financial reporting requirement under the securities laws.

II. TEXT OF POLICY

A. Definitions. Unless the context otherwise requires, the following definitions apply for purposes of this Policy:

1.“Erroneously Awarded Compensation” is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts.

2.“Executive Officer” means an individual who is or was an “officer” of CRMC, as such term is defined in Rule 16a-1(f) under Section 16 of the Exchange Act and includes, at a minimum, executive officers identified pursuant to Item 401(b) of Regulation S-K under the Exchange Act.

3.“Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing CRMC’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission (“SEC”).

4.“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is deemed received in CRMC’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

B. Recovery of Erroneously Awarded Compensation. CRMC will recover reasonably promptly Erroneously Awarded Compensation in the event that CRMC is required to prepare an accounting restatement due to the material noncompliance of CRMC with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The following general requirements govern recovery under this Policy:

1.This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or NYSE American, their heirs, executors, administrators, or other legal representatives.

2.This Policy shall be applied to the fullest extent required by law. Any employment agreement, equity award agreement, compensatory plan, or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy.

3.Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to CRMC under law, regulation, or rule, or pursuant to the terms of any policy of CRMC or any provision in any employment agreement, equity award agreement, compensatory plan, agreement, or other arrangement.

4.After an accounting restatement, the Compensation Committee, composed entirely of independent directors (the “Committee”), shall determine the amount of Erroneously Awarded Compensation received by each Executive Officer, if any, and shall promptly notify each Executive Officer with a written notice containing the amount of Erroneously Awarded Compensation and a demand for reasonably prompt repayment or return of such compensation.

5.The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances, which may include a direct payment or reimbursement from the Executive Officer, recovery over time pursuant to a repayment schedule, offsetting the recoverable amount from any future pay and/or awards owed to the Executive Officer, or any other method permitted by law that will provide for reasonably prompt recovery. Notwithstanding the foregoing, except as set forth in Section II(E) below, in no event may CRMC accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of the Executive Officer’s obligations hereunder.

6.To the extent that an Executive Officer fails to repay or reimburse all Erroneously Awarded Compensation to CRMC when due, CRMC shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the Executive Officer. The Executive Officer shall be required to reimburse CRMC for any and all expenses reasonably incurred (including attorney fees) by CRMC in recovering such Erroneously Awarded Compensation.

C. Period Subject to Recovery. CRMC will recover any Erroneously Awarded Compensation which was received on or after October 2, 2023 by any person (1) after beginning his or her service as an Executive Officer; (2) who served as Executive Officer at any time during the performance period for the Incentive-Based Compensation subject to recovery; (3) while CRMC has a class of securities listed on a national securities exchange or a national securities association; and (4) during the three completed fiscal years (and applicable transition period due to a change in the Company’s fiscal year) immediately preceding the date that CRMC is required to prepare an accounting restatement as described in this Policy.

The date that CRMC is required to prepare an accounting restatement as described in this Policy is the date the Board (or any authorized committee of the Board) concludes or reasonably should have concluded that CRMC is required to prepare an accounting restatement as described in this Policy, or the date a court, regulator, or other legally authorized body directs CRMC to prepare an accounting restatement as described in this Policy. CRMC’s obligation to recover erroneously awarded compensation is not dependent on if or when the restated financial statements are filed.

D.Amount Subject to Recovery. Erroneously Awarded Compensation must be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, when the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the accounting restatement, the following requirements apply:

1. The amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and

2.CRMC must maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE American.

To the extent that the Executive Officer has already reimbursed CRMC for any Erroneously Awarded Compensation under any duplicative recovery obligations established by CRMC or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation in satisfaction of the Executive Officer’s obligations hereunder.

E. When Recovery is Impracticable. CRMC must recover Erroneously Awarded Compensation except to the extent any of the following conditions is met and the Committee has determined that recovery would be impracticable:

1.The direct expense paid to a third party to assist in enforcing this Policy would exceed the Erroneously Awarded Compensation. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, CRMC must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to NYSE American.

2.Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, CRMC must obtain an opinion of home country counsel, acceptable to NYSE American, that recovery would result in such a violation, and must provide such opinion to NYSE American.

3.Recovery would likely cause an otherwise tax-qualified plan, under which benefits are broadly available to employees of CRMC, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986 and regulations thereunder.

F. Indemnification of Recovery Prohibited. CRMC shall not indemnify any Executive Officer against the loss of Erroneously Awarded Compensation.

G.Mandatory Disclosures.

1.CRMC shall file this Policy as an exhibit to its Annual Report on Form 10-K and, if applicable, disclose information relating to the occurrence of an accounting restatement in accordance with NYSE American rules and the Exchange Act.

2.In the event that CRMC is required to recover any Erroneously Awarded Compensation, CRMC, in accordance with NYSE American rules and the Exchange Act, will disclose: (i) the aggregate amount recovered, or (ii) if no amount was recovered, the absence of a recoverable amount.

H.Acknowledgement. Each Executive Officer shall review and acknowledge this Policy within 30 days of its adoption by the Board or 30 days from the date of hire or assumption of Executive Officer status, as applicable.

III. ADMINISTRATION; POLICY REVIEW

This Policy will be enforced in accordance with the incentive compensation recovery rules of the SEC and NYSE American rules. The Committee shall be responsible for monitoring the application of this Policy, has the authority to construe, interpret, and implement this Policy and make any determinations necessary or advisable in administering this Policy, and may consult with, retain, and terminate, at CRMC’s expense, legal counsel, compensation consultants, or other advisors to advise the Committee with respect to any matters relevant to the administration of this Policy, including the determination and recovery of any Erroneously Awarded Compensation. This Policy will be deemed to be automatically updated to incorporate any requirement of law or SEC or exchange listing standard, rule, or regulation applicable to CRMC.

The Committee is responsible for periodically reviewing this Policy and recommending to the Board any necessary revisions for consideration and approval. In addition to the foregoing, this Policy will be presented to the Board no less than annually.

Description of Change	Revision	Board Approval Date
Initial Document Creation	1.0	11/28/2023

CHICAGO RIVET & MACHINE CO.

STATEMENT OF POLICY CONCERNING

THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

ACKNOWLEDGMENT

The undersigned hereby acknowledges receipt of the attached Policy of Chicago Rivet & Machine Co. and its wholly-owned subsidiaries (“CRMC”) for the recovery of Erroneously Awarded Compensation and hereby covenants that the undersigned will strictly comply with such Policy both during and after employment with CRMC, including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation to CRMC as required by this Policy.

Signature: ______________________________

   Printed: ______________________________

       Title: ______________________________

       Date: ______________________________